UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43438

TICKETPLUS LTD.

(Translation of registrant’s name into English)

Alonso de Córdova 5320, Piso 16

Las Condes, Región Metropolitana

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

On November 5, 2026, Ticketplus Ltd. (the “Company”) issued a press release announcing the official launch of the Company’s platform in Brazil, which became the Company’s 12th active market. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated November 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2026	TICKETPLUS LTD.

	By:	/s/ Chien-Fu Chen Chen
Chien-Fu Chen Chen
Chief Executive Officer

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